UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

REATA PHARMACEUTICALS, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

75615P 103

(CUSIP Number)

J. WARREN HUFF, PRESIDENT AND CHIEF EXECUTIVE OFFICER

REATA PHARMACEUTICALS, INC.

2801 GATEWAY DRIVE, SUITE 150

IRVING, TEXAS 75063

(972) 865-2219

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS J. Warren Huff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 877,463 (a)(b)
	8	SHARED VOTING POWER 38,400 (c)
	9	SOLE DISPOSITIVE POWER 874,079 (a)
	10	SHARED DISPOSITIVE POWER 41,784 (b)(c)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 915,863
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.93%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	Includes (i) 176,657 shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”) of Reata Pharmaceuticals, Inc. (“Reata”); and (ii) 697,422 shares of Class B common stock, par value $0.001 per share (“Class B Common Stock”) of Reata, which Class B Common Stock may be converted within 60 days into Class A Common Stock, each such share of Class A and Class B Common Stock held directly by Mr. Huff and over which he exercises sole voting and dispositive power.
(b)	Includes 3,384 restricted shares of Class B Common Stock over which Mr. Huff exercises sole voting power and shared dispositive power.
(c)	Includes (i) 3,166 shares of Class A Common Stock and (ii) 35,234 shares of Class B Common Stock held directly by The Huff 2010 Descendants’ Trust (the “Trust”), over which Mr. Huff may be deemed to exercise shared voting and dispositive power as a member of the Investment Committee of the Trust with his spouse.

Page 2 of 6 Pages

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Reata Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2801 Gateway Drive, Suite 150, Irving, Texas 75063.

ITEM 2. IDENTITY AND BACKGROUND.

The reporting person filing this Schedule 13D is J. Warren Huff. Mr. Huff and his spouse, Winifred Huff, may be deemed to share voting and dispositive power over the shares of common stock held by the Huff 2010 Descendants’ Trust (the “Trust”) as members of the Trust’s Investment Committee.

The business address of Mr. Huff, Mrs. Huff and the Trust is 2801 Gateway Drive, Suite 150, Irving, Texas 75063.

Mr. Huff’s principal occupation is President and Chief Executive Officer of the Issuer, a clinical stage biopharmaceutical company. Mrs. Huff’s principal occupation is as an attorney. The principal business of the Trust is holding investments for the trust beneficiaries.

Mr. Huff and Mrs. Huff are citizens of the United States, and the Trust is a Delaware trust.

Neither Mr. Huff, Mrs. Huff nor the Trust have, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 2, Item 5 and Item 6 is hereby incorporated by reference in its entirety.

Prior to the Issuer’s initial public offering of Class A Common Stock (the “IPO”), each of Mr. Huff and the Trust held 760,079 and 38,400 outstanding shares of Class B common stock of the Issuer, par value $0.001 per share (“Class B Common Stock”), , which were acquired over several years through various means, including (i) shares issued to Mr. Huff in connection with the founding of the Issuer, (ii) shares purchased by Mr. Huff in private placements using his personal funds; and (iii) shares (including restricted stock) granted to Mr. Huff in connection with his service as the Issuer’s Chief Executive Officer. Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis (a) at the holder’s election at any time after the date that is six months following the date of the closing of the initial public offering of the Shares, (b) at the holder’s election prior to that time subject to certain conditions, or (c) at the option of the Issuer’s board of directors, in its sole discretion, at any time or multiple times from time to time on or before the closing of the IPO.

Upon effectiveness of the Issuer’s Registration Statement on Form 8-A on May 25, 2016, filed in connection with the IPO, Mr. Huff became the deemed beneficial owner of 801,863 shares of Class A Common Stock. Upon the closing of the IPO, approximately 8% of the shares of Class B Common Stock of each of Mr. Huff and the Trust automatically converted into shares of Class A Common Stock for no additional consideration. Additionally, Mr. Huff acquired 114,000 shares of the Issuer’s Class A Common Stock at a purchase price of $11.00 per share from the underwriters in the IPO with personal funds.

Page 3 of 6 Pages

ITEM 4. PURPOSE OF TRANSACTION.

The shares of Class A Common Stock and Class B Common Stock described herein were acquired by Mr. Huff for investment purposes. Mr. Huff has no present plans or proposals for disposition of the shares beneficially owned by him or for acquisition of additional shares. Mr. Huff, however, expects to evaluate on a continuing basis his goals and objectives, other business opportunities available to him, and general economic and equity market conditions, as well as the Issuer’s business operations and prospects. Based on such evaluations, Mr. Huff may change his plans and intentions and may determine to sell or otherwise dispose of some or all of the shares beneficially owned by him or to acquire additional shares. In addition, Mr. Huff may, from time to time, transfer shares beneficially owned by him for tax or other economic planning purposes.

Except as set forth above, Mr. Huff has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

The information set forth in Item 2, Item 3 and Item 6 is hereby incorporated by reference in its entirety.

(a)	Mr. Huff may be deemed to beneficially own 915,863 shares of Class A Common Stock, representing approximately 10.93% of the outstanding shares of Class A Common Stock.

(b)	Mr. Huff may be deemed to have sole voting power with respect to 877,463 shares of Class A Common Stock (comprised of 176,657 shares of Class A Common Stock and 700,806 shares of Class B Common Stock), shared voting power with respect to 38,400 shares of Class A Common Stock (comprised of 3,166 shares of Class A Common Stock and 35,234 shares of Class B Common Stock), sole dispositive power with respect to 874,079 shares of Class A Common Stock (comprised of 176,657 shares of Class A Common Stock and 697,422 shares of Class B Common Stock) and shared dispositive power with respect to 41,784 shares of Class A Common Stock (comprised of 3,166 shares of Class A Common Stock and 38,618 shares of Class B Common Stock).

(c)	The information provided in Item 4 above is hereby incorporated by reference.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 2, Item 3 and Item 5 is hereby incorporated by reference in its entirety.

Mr. Huff and the Trust are subject to a Lock-Up Agreement, dated October 15, 2015, as extended by that certain Lock-up Extension dated March 28, 2016, 2016 (the “Lock-Up Agreement”), pursuant to which Mr. Huff agreed with the underwriters in the IPO, on behalf of himself and his affiliates, for a period of 180 days following May 25, 2016, subject to certain exceptions, that he and his affiliates will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of the Issuer’s shares of common stock, any options or warrants

Page 4 of 6 Pages

to purchase any shares of the Issuer’s common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of the Issuer’s common stock. Citigroup Global Markets Inc. and Cowen and Company, LLC, on behalf of the underwriters, may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

Mr. Huff is a party to that certain Seventh Amended and Restated Registration Rights Agreement dated as of November 10, 2010 (the “Registration Rights Agreement”), pursuant to which holders of more than 67% of the registrable shares of the Issuer, at any time at least six months after the completion of the IPO, may twice request that the Issuer effect the registration of at least 50% of the registrable shares held by all holders of registration rights, or a lesser number of shares if the aggregate price to the public of the offering (net of underwriter discounts) will be at least $5 million. Furthermore, if Form S-3 is available for an offering by the initiating holders, the initiating holders may request that the Issuer effect an unlimited number of registrations on Form S-3 at an aggregate offering price of at least $1,000,000 per registration on Form S-3. In addition, the holders of registrable securities have piggyback registration rights if the Issuer determines to register any equity securities for its own account or the account of another security holder (other than in the IPO). The Issuer will pay the registration expenses, other than underwriting fees, discounts or commissions, of the shares registered pursuant to the registrations described above, but limited to four registrations on Form S-3. The Registration Rights Agreement terminates with respect to any holder who is permitted to sell, within a 90-day period, all of such holder’s registrable shares in compliance with Rule 144.

Mr. Huff us a party to an Employment Agreement with the Issuer dated September 23, 2015 (the “Employment Agreement”). Among other things, the Employment Agreement provides for accelerated vesting of certain equity awards of Mr. Huff under certain circumstances.

To Mr. Huff’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such him and any person with respect to any securities of the Issuer.

The descriptions contained in this Statement on Schedule 13D of the Lock-Up Agreement, the Registration Rights Agreement and the Employment Agreement are summaries only and are qualified in their entireties by the actual terms of each such agreement, which are incorporated herein by this reference. See Item 7 “Material to be Filed as Exhibits.”

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

7.1	Lock-Up Agreement between J. Warren Huff and Citigroup Global Markets, Inc. and Cowen and Company, LLC as representatives of the several underwriters, dated October 16, 2015.

7.2	Lock-Up Extension between J. Warren Huff and Citigroup Global Markets, Inc. and Cowen and Company, LLC as representatives of the several underwriters, dated March 28, 2016.

7.3	Seventh Amended and Restated Registration Rights Agreement by and among the Issuer and certain of its stockholders, dated as of November 10, 2010 (incorporated by reference to Exhibit 4.3 of the Issuer’s Registration Statement on Form S-1, File No. 333-208843).

7.4	Employment Agreement by and between the Issuer and J. Warren Huff, dated September 23, 2015 (incorporated by reference to Exhibit 10.3 of the Issuer’s Registration Statement on Form S-1, File No. 333-208843).

7.5	Power of Attorney for J. Warren Huff, dated November 16, 2015.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2016	/s/ J. Warren Huff
J. Warren Huff

Page 6 of 6 Pages